UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

QUANEX BUILDING PRODUCTS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-33913	26-1561397
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

945 Bunker Hill, Suite 900, Houston, Texas		77024
(Address of principal executive offices)		(Zip Code)

Paul B. Cornett		713-961-4600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Conflict Minerals Disclosure

A copy of Quanex Building Products Corporation’s (the “Company’s”) Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://www.quanex.com/conflict-minerals-disclosure

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Quanex Building Products Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANEX BUILDING PRODUCTS CORPORATION
(Registrant)

May 29, 2024	/s/ Paul B. Cornett
(Date)	Paul B. Cornett
Senior Vice President – General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Quanex Building Products Corporation